UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 04, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 4 August 2021 – On 7 May 2021, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 18 billion to be executed during a 12-month period beginning 3 February 2021.

Under the programme initiated 7 May 2021, Novo Nordisk has repurchased B shares for an amount up to DKK 3.3 billion in the period from 10 May 2021 to 3 August 2021. The programme is now concluded.

Since the announcement as of 26 July 2021, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	5,656,169	2,903,108,782
26 July 2021	100,000	565.65	56,565,386
27 July 2021	100,000	562.97	56,297,265
28 July 2021	100,000	569.30	56,929,904
29 July 2021	100,000	573.34	57,333,894
30 July 2021	100,000	576.54	57,653,760
2 August 2021	100,000	577.19	57,719,398
3 August 2021	93,468	581.92	54,391,339
Accumulated under the programme	6,349,637		3,299,999,727

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 17,552,912 B shares of DKK 0.20 as treasury shares, corresponding to 0.8% of the share capital. The total amount of A and B shares in the company is 2,310,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 18 billion during a 12- month period beginning 3 February 2021. As of 3 August 2021, Novo Nordisk has since 3 February 2021 repurchased a total of 18,714,414 B shares at an average share price of DKK 474.84 per B share equal to a transaction value of DKK 8,886,358,976.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com
Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 47 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 04, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer